Exhibit 99.1

SENIOR LIVING COMMUNITIES, LLC
AND
SUBSIDIARIES

Charlotte, North Carolina

Consolidated

Financial Statements

At

December 31, 2017 and 2016

And

For The Years Ended

December 31, 2017, 2016, and 2015

* * * * * * *

TABLE OF CONTENTS

Financial Statements:	Page
Independent Auditor’s Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	2
Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3 - 4
Consolidated Statements of Operations. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	5
Consolidated Statements of Changes in Members’ Deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6
Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7 - 8
Notes to Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	9 - 20

Independent Auditor’s Report

To the Members
of Senior Living Communities, LLC and Subsidiaries

We have audited the accompanying consolidated financial statements of Senior Living Communities, LLC (a North Carolina limited liability company) and subsidiaries, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for the years ended December 31, 2017, 2016 and 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Senior Living Communities, LLC and subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years ended December 31, 2017, 2016 and 2015, in accordance with accounting principles generally accepted in the United States of America.

/s/Moyer, Smith & Roller, P.A.

Charlotte, North Carolina
February 19, 2018

SENIOR LIVING COMMUNITIES, LLC AND SUBSIDIARIES Consolidated Balance Sheets December 31, 2017 and 2016
ASSETS

	2017	2016

Current Assets
Cash	$3,113,789	$6,628,179
Restricted Cash	55,000	34,000
Occupancy Fee Deposits in Escrow	2,369,451	3,833,943
Accounts Receivable, Net	2,838,067	2,366,780
Accounts Receivable - Other	845,553	115,331
Prepaid Expenses	943,853	602,517
Inventory	177,373	173,671
Total Current Assets	10,343,086	13,754,421

Property and Equipment
Construction and Renovations in Progress	424,985	2,878,737
Leasehold Improvements	35,786,608	27,822,517
Site Improvements	231,236	126,417
Furniture, Fixtures and Equipment	1,367,061	942,054
Automobiles and Golf Carts	2,651,324	2,361,651
Total Property and Equipment	40,461,214	34,131,376
Less Accumulated Depreciation	(6,373,856)	(3,670,623)
Property and Equipment, Net	34,087,358	30,460,753

Other Assets
Utility Deposits	19,755	19,755
Lease Deposit	10,500,000	10,050,000
Goodwill	83,975,668	83,975,668
Total Other Assets	94,495,423	94,045,423

TOTAL ASSETS	$138,925,867	$138,260,597

See Independent Auditor's Report and Accompanying Notes.

SENIOR LIVING COMMUNITIES, LLC AND SUBSIDIARIES Consolidated Balance Sheets (Continued) December 31, 2017 and 2016
LIABILITIES AND MEMBERS' DEFICIT

	2017	2016

Current Liabilities
Accounts Payable	$ 3,393,811	$ 2,686,902
Accounts Payable - Related Parties	16,643	4,500
Monthly Service Fees Received in Advance	1,796,195	2,008,236
Accrued Expenses	9,003,738	10,128,654
Resident Deposits	756,463	1,278,604
Current Portion of Deferred Revenues	10,574,089	8,670,388
Current Portion of Notes Payable	204,644	164,241
Current Portion of Notes Payable - Related Parties	—	3,320,000
Total Current Liabilities	25,745,583	28,261,525

Long-Term Liabilities
Straight-Line Rent Payable - NHI	23,368,105	16,265,812
Line of Credit from NHI	616,476	4,742,645
Notes Payable	612,816	478,741
Note Payable - Related Parties	675,000	3,995,000
Deposits on Occupancy Fee Contracts	6,298,766	6,281,027
Refundable Occupancy Fees	284,686,396	267,176,285
Deferred Revenues	17,565,660	13,715,515
Distributions Payable	3,333,333	3,333,333
Less Amounts Due Within One Year	(10,778,733)	(12,154,629)
Total Long-Term Liabilities	326,377,819	303,833,729

Total Liabilities	352,123,402	332,095,254

Members' Deficit	(213,197,535)	(193,834,657)

TOTAL LIABILITIES AND
MEMBERS' DEFICIT	$ 138,925,867	$ 138,260,597

See Independent Auditor's Report and Accompanying Notes.

SENIOR LIVING COMMUNITIES, LLC AND SUBSIDIARIES Consolidated Statement of Operations For the Years Ended December 31, 2017, 2016 and 2015

	2017	2016	2015
Revenues
Service Fees	$ 112,576,725	$ 94,422,770	$ 86,298,396
Occupancy Fees Earned	13,006,419	10,981,394	9,693,180
Ancillary Income	542,501	609,158	464,630
Revenues, Net	126,125,645	106,013,322	96,456,206

Expenses
Operating Expenses	83,987,981	68,418,573	62,091,846
General and Administrative Expenses	12,128,253	10,749,057	10,104,296
Lease Expense	45,853,184	40,469,826	39,421,223
Depreciation and Amortization	2,918,535	1,801,977	617,156
Total Operating Expenses	144,887,953	121,439,433	112,234,521

Loss from Operations	(18,762,308)	(15,426,111)	(15,778,315)

Other Income (Expense)
Interest Income	67,362	59,814	61,803
Interest Expense	(433,634)	(780,788)	(607,539)
Gain on Sale of Assets	35,450	21,629	9,732
Other Income	—	20,958	—
Other Expense	(269,748)	(211,999)	(377,307)
Other Income (Expense), Net	(600,570)	(890,386)	(913,311)

Net Loss	$ (19,362,878)	$ (16,316,497)	$ (16,691,626)

See Independent Auditor's Report and Accompanying Notes.

SENIOR LIVING COMMUNITIES, LLC AND SUBSIDIARIES Consolidated Statement of Changes in Members' Deficit For the Years Ended December 31, 2017, 2016 and 2015
Balance at January 1, 2015	$ (159,926,896)

Net Loss	(16,691,626)
Distributions to Members Paid or Accrued	(709,638)

Balance at December 31, 2015	(177,328,160)

Net Loss	(16,316,497)
Distributions to Members Paid or Accrued	(190,000)

Balance at December 31, 2016	(193,834,657)

Net Loss	(19,362,878)
Distributions to Members Paid or Accrued	—

Balance at December 31, 2017	$ (213,197,535)

See Independent Auditor's Report and Accompanying Notes.

SENIOR LIVING COMMUNITIES, LLC AND SUBSIDIARIES Consolidated Statements of Cash Flows For the Years Ended December 31, 2017, 2016 and 2015
	2017	2016	2015

Cash Flows from Operating Activities
Net Loss	$ (19,362,878)	$(16,316,497)	$(16,691,626)
Adjustments to reconcile net loss
to net cash provided by (used in) operations:
Depreciation and Amortization Expense	2,918,535	1,801,977	617,156
Amortization of Occupancy Fees	(13,006,419)	(10,981,394)	(9,693,180)
Provision for Bad Debt Expense	303,672	257,520	259,968
Gain on Sale of Assets	(35,450)	(21,629)	(9,732)
Expenses Added to Loan Balances	105,196	111,174	—
(Increase) Decrease in:
Accounts Receivable	(774,959)	(592,865)	(17,728)
Accounts Receivable - Related Parties	—	126,917	(104,276)
Accounts Receivable - Other	(730,222)	(50,483)	247,270
Prepaid Expenses	(341,336)	557,763	14,781
Inventory	(3,702)	(68,371)	(23,670)
Lease Deposits	(450,000)	(50,000)	—
Increase (Decrease) in:
Accounts Payable	706,909	(721,650)	1,350,214
Accounts Payable - Related Parties	12,143	—	(20,946)
Monthly Service Fees Received in Advance	(212,041)	105,579	580,329
Accrued Expenses	(1,124,916)	880,138	942,090
Straight-Line Rent Payable - NHI	7,102,293	7,506,145	8,421,224
Resident Deposits	(522,141)	(95,367)	267,954
Deposits on Occupancy Fee Contracts	17,739	(1,993,202)	4,963,822

Net Cash Used In Operating Activities	(25,397,577)	(19,544,245)	(8,896,350)

Cash Flows from Investing Activities
Additions to Property and Equipment	(7,067,360)	(13,769,650)	(14,801,056)
Cash Advances to Related Parties	(821,041)	457,548	—
Repayment of Cash Advances by Related Parties	821,041	(457,548)	—
Reimbursements Received from NHI	550,870	—	—
Net Proceeds from Sale of Assets	54,635	21,629	9,732

Net Cash Used in Investing Activities	(6,461,855)	(13,748,021)	(14,791,324)

See Independent Auditor's Report and Accompanying Notes.

SENIOR LIVING COMMUNITIES, LLC AND SUBSIDIARIES Consolidated Statements of Cash Flows (Continued) For the Years Ended December 31, 2017, 2016 and 2015
	2017	2016	2015

Cash Flows from Financing Activities
Refundable Occupancy Fees Received	$61,418,721	$53,957,516	$43,211,326
Refundable Occupancy Fees Refunded	(27,052,046)	(18,199,364)	(20,915,157)
Proceeds from Notes Payable	293,246	276,482	—
Proceeds from Notes Payable - LLC Members	—	3,320,000	675,000
Principal Payments on Notes Payable	(159,170)	(108,462)	(59,853)
Principal Payments on Notes Payable - LLC Members	(3,320,000)	—	—
Proceeds from Line of Credit from NHI	1,567,309	10,823,987	4,665,764
Repayment of Line of Credit from NHI	(5,846,510)	(13,765,667)	(1,199,961)
Cash Advances from Related Parties	240,496	1,000,000	—
Repayment of Cash Advances from Related Parties	(240,496)	(1,000,000)	—
Distributions to Members	—	(619,545)	(2,745,086)

Net Cash Provided by Financing Activities	26,901,550	35,684,947	23,632,033

Net Increase (Decrease) in Cash	(4,957,882)	2,392,681	(55,641)

Cash at Beginning of Year	10,496,122	8,103,441	8,159,082

Cash at End of Year	$5,538,240	$10,496,122	$8,103,441

Supplemental Cash Flow Information:

Cash paid for interest expensed	$328,438	$557,451	$501,471
Cash paid for interest capitalized	$—	$13,775	$389,222

Significant non-cash transactions:
Acquisition of vehicles in exchange for notes payable	$—	$23,400	$116,556

Interest accrued to note principal	$153,031	$415,071	$—

Draw on NHI line of credit applied to acquisition for
Evergreen Woods Retirement, LLC	$—	$976,023	$—

Replace Note Payable to LLC Member with
Note Payable to Related Party	$675,000	$—	$—

Refinancing of note payable for vehicles	$184,088	$—	$—

See Independent Auditor's Report and Accompanying Notes.

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2017 and 2016

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Business Activity - Senior Living Communities, LLC (the Company) was organized November 1, 2005 for the purpose of developing and operating retirement communities located in the United States. It operates as a limited liability company (LLC) in accordance with and pursuant to the North Carolina Limited Liability Company Act, and its members have limited personal liability for the obligations or debts of the entity. Only one class of member’s interest exists.

Consolidated Financial Statements - These consolidated financial statements include the accounts of Senior Living Communities, LLC and its subsidiaries - BrightWater Retirement, LLC; Cascades Retirement, LLC; Cascades Nursing, LLC; Evergreen Woods Retirement, LLC; Homestead Hill Retirement, LP; Litchfield Retirement, LLC; Marsh’s Edge, LLC; Osprey Village at Amelia Island, Ltd.; Ridgecrest Retirement, LLC and Summit Hills, LLC. All material intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain accounts in the prior year financial statements may have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

Limited Liability Company / Income Taxes - The Company has elected to file its income tax return on the accrual basis as a partnership for federal and state income tax purposes. As a result, the Company’s taxable earnings or losses are passed through to the Company’s members who are then taxed based on their allocable share of such taxable earnings or losses. Accordingly, no provision or benefit for federal or state income taxes has been reported by the Company. The Company is no longer subject to income tax examinations by tax authorities for 2014 and prior years.

As a limited liability company, each member’s liability is limited to amounts reflected in their respective member capital accounts.

Cash and Cash Equivalents - The Company considers all highly liquid unrestricted investments with maturities of three months or less to be cash. The Company had no cash equivalents during the years ended December 31, 2017, 2016 and 2015.

Accounts Receivable and Allowance for Doubtful Accounts - Accounts receivable are reported net of an allowance for doubtful accounts. On a periodic basis, management evaluates accounts receivable balances and establishes an allowance for doubtful accounts, based on history of past write-offs and collections. The allowance for doubtful accounts at December 31, 2017 and 2016 was $335,478 and $401,525 respectively.

Accounts receivable includes amounts due from third-party payors. Billings for services under third-party payor programs are recorded at amounts expected to be collected. Subsequent positive or negative adjustments are recorded when known. Contractual or cost related adjustments from Medicare are accrued when assessed. Gross amounts due from third-party payors at December 31, 2017 and 2016 were $2,836,341 and $2,502,950, respectively.

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2017 and 2016

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Inventory - Inventories are stated at cost determined on the first-in, first-out basis.

Property and Equipment - Property and equipment are carried at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Major renewals and improvements are capitalized while replacements, maintenance, and repairs which do not improve or extend the life of the assets, are expensed currently. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and resulting gains and losses are included in the Consolidated Statements of Operations.

Goodwill - The Company follows ASC 350 - Goodwill and Other Intangible Assets, and tests goodwill for impairment annually or whenever indicators of impairment arise. For the years ended December 31, 2017, 2016 and 2015, no impairment of goodwill was identified.

Compensated Absences - Employees of the Company are entitled to paid time off depending upon job classification, length of service, and other factors. The amount of paid time off earned but not taken by employees is recorded as a current liability on the Consolidated Balance Sheets. The amount reflects as of December 31, 2017 and 2016, all unused time off employees have earned at their current rate of pay that would be payable upon termination under Company’s payout policy. The applicable share of employer-related taxes payable on the eventual payments has not been accrued as it is not practicable for the Company to estimate. The Company’s policy is to recognize the employer-related taxes when the payment is made to the employee. Accrued paid time off at December 31, 2017 and 2016 totaled $1,488,770 and $1,285,808, respectively.

Self- Insurance - The Company self- insures health related claims for its covered employees up to certain limits. Claims in excess of these limits are insured with stop-loss insurance. The Company has accrued a liability it believes is adequate to cover the outstanding claims and claims that have been incurred but not yet reported as of December 31, 2017 and 2016. Any subsequent changes in estimate are recorded in the period in which they are determined.

Master Lease Agreements - On December 17, 2014, the Company entered into a master lease agreement with National Health Investors, Inc. This master lease has an initial lease term that is set to expire on December 31, 2029, and has two options to extend the lease for an additional five years with each extension. On November 8, 2016, Senior Living Communities, LLC entered into a lease agreement with NHI-REIT of Evergreen, LLC for an additional community. This new lease has an initial lease term that is also set to expire on December 31, 2029, and has two options to extend the lease for an additional five years with each extension. Senior Living Communities, LLC entered into sub-lease agreements with its subsidiaries under the same lease terms it has with National Health Investors, Inc.

Straight-Line Rent Payable - NHI - Rent expense is recognized on a straight-line basis over the life of the lease. The difference between rent expense recognized and rental payments, as stipulated in the lease, is reflected as straight-line rent payable - NHI in the Consolidated Balance Sheets.

Revenue Recognition - The Company recognizes revenue from monthly service and ancillary fees as they become due from the residents at their estimated net realizable amounts. The non-refundable portion of occupancy fees received from residents prior to moving into the communities is earned over a five-year amortization period.

Commissions - The Company pays commissions on all occupancy fee agreements. The Company expenses these costs in accordance with ASC 954 - Health Care Entities as all the communities are substantially constructed and occupied.

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2017 and 2016

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising - Senior Living Communities, LLC and its subsidiaries expense advertising costs when the advertising first takes place. Consolidated advertising expense for the years ended December 31, 2017, 2016 and 2015 was $1,338,705, $699,090 and $544,924, respectively.

Fair Value of Financial Instruments - ASC 820-10 defines fair value, establishes a three-level valuation framework and hierarchy for disclosure of fair value measurements. That framework prioritizes the inputs to valuation used to measure fair value of an asset or liability as of the measurement date. The hierarchy gives the highest priority to the lowest level of input that is significant to the fair value measurement. The three levels are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Cash, restricted cash, and occupancy fee deposits in escrow are carried at amounts considered by management to approximate fair value based on Level 1 valuation.

Recent Accounting Pronouncements - In May of 2014 the Financial Accounting Standards Board (FASB) issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). In August of 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 to be effective for public entities with annual reporting periods beginning after December 15, 2017. Other entities are required to apply the new standard for annual reporting periods beginning after December 15, 2018. Under this new standard, entities are required to recognize revenue from contracts with customers as goods or services are provided under the terms of the contract, in amounts expected to be realized from the transfer. The Company is currently evaluating the impact the adoption of ASU 2014-09 will have on its financial statements and disclosures. However, based on the initial assessment, the Company does not believe it will have a significant impact on the Company’s financial statements. The Company anticipates that it will adopt the standard for the year ending December 31, 2018.

In February of 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This new accounting standard replaces existing lease guidance in GAAP and will require companies to account for virtually all lease obligations by recording lease assets and lease liabilities on their balance sheets. The new pronouncement has an effective date for private companies for fiscal years beginning after December 15, 2019, requiring a modified retrospective application to the beginning of the earliest period presented. Early adoption is permitted. The Company is currently working on its implementation plan and expects a material increase in both its assets and its liabilities as a result of implementation.

In November of 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, a consensus of the FASB Emerging Issues Task Force. This ASU addresses the classification and presentation of changes in restricted cash on the Statement of Cash Flows. The amendment requires that the Statement of Cash Flows explain the change during the period presented in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendment is effective for fiscal years beginning after December 31, 2017, with early adoption permitted. The Company has elected to adopt this standard for the year ended December 31, 2017.

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2017 and 2016

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements (Continued) - In January of 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment. ASU 2017-04 simplifies the subsequent measurement of goodwill by eliminating Step 2 from the goodwill impairment test. In computing an implied fair value of goodwill under Step 2, the Company had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities, including unrecognized assets and liabilities, following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under this update, the Company is required to perform its annual goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount. The effective date of this ASU for public companies is for years beginning after December 31, 2019, and for all others for years beginning after December 31, 2020. Early adoption is permitted and is to be applied on a prospective basis. The Company is currently evaluating the impact of the adoption of this standard on its financial statements and disclosures.

NOTE B - CASH AND RESTRICTED CASH

For purposes of the Consolidated Balance Sheets and the Consolidated Statements of Cash Flows, cash and cash equivalents consist of cash and other highly liquid resources, such as investments in certificates of deposit and money market funds with an original maturity of three months or less when acquired.

The lease agreements with National Health Investors, Inc. require the Company to maintain certain escrow accounts. These restricted cash accounts are reported on the Consolidated Balance Sheets as current assets. In addition to the escrow accounts required by the leases, various states require certain deposits received from residents to be temporarily held in an escrow account before it is available to be used in the Company’s operations. Additionally the Company has segregated certain resident monies from its operating cash.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Consolidated Balance Sheets to the amounts shown in the Consolidated Statements of Cash Flows:

	2017	2016
Cash	$3,113,789	$6,628,179
Occupancy Fee Deposits in Escrow	2,369,451	3,833,943
Property Tax Account - Restricted Cash	—	—
Health Care Claims Account - Restricted Cash	55,000	34,000
Total Cash and Restricted Cash as shown
in the Statements of Cash Flows	$5,538,240	$10,496,122

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2017 and 2016

NOTE C - CONCENTRATIONS

Senior Living Communities, LLC and its subsidiaries maintain their cash balances at two banks under a sweep account arrangement at each bank. The operating accounts of Senior Living Communities, LLC and each of its participating subsidiaries are zero balance accounts. The daily ending balance of each account is cleared by a sweep transfers to master accounts held by Senior Living Communities, LLC. Funds held in the master accounts are owned by the respective entities, and Senior Living Communities, LLC is the custodian. When funds are required in the operating accounts to clear checks and other disbursements, the necessary amounts are automatically transferred from the master accounts back to the operating accounts.

Deposit insurance through the Federal Deposit Insurance Corporation is a function of ownership of the funds on deposit. Each entity participating in the master account is entitled to its own separate deposit insurance up to $250,000 at each bank. At times the balances may exceed the insured amounts. The Company periodically reviews the financial condition of the institutions and believes the risk of loss to be minimal.

NOTE D - ACCOUNTS RECEIVABLE - OTHER

Several communities have experienced storm-related damages during the period. Claims submitted to insurance for these damages and at December 31, 2017 and 2016 totaled $334,668 and $115,331, respectively.

Under the First Amendment to Master Lease between Senior Living Communities, LLC and NHI-REIT of Seaside, LLC and the Second Amendment to Lease between Senior Living Communities, LLC and NHI-REIT of Evergreen, LLC dated August 24, 2017, the landlords have agreed to provide funds to the Company to make certain improvements, repairs, and renovations to the facilities. Total anticipated landlord funding to be provided for the improvements is $6,830,000, with specific amounts designated for each community. Costs incurred for improvements by the Company expected to be reimbursed under this arrangement at December 31, 2017 totaled $510,855.

NOTE E - CONSTRUCTION IN PROGRESS

The Company has expansion projects at several communities. The projects include cottages, villas and other improvements. Costs related to the construction are allocated to the specific project or unit under construction, including interest on the allocated portion of the construction line of credit. Once the unit has received its certificate of occupancy or the renovation project is complete, the total cost is removed from construction in progress and is included in leasehold improvements. Any interest charged after the unit has been capitalized is included in expense until the allocated construction advance is repaid.

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2017 and 2016

NOTE F - LINE OF CREDIT FROM NHI

National Health Investors, Inc. has provided a line of credit to Senior Living Communities, LLC to be used for various construction projects and to provide working capital as necessary. The maximum amount available to the Company under the agreement is $15,000,000 through December 31, 2019. Interest on the outstanding principal balance of the loan shall accrue at a floating per annum rate of the Ten Year Treasury Note Rate (as published in the Wall Street Journal on the fifteenth (15th) day of each month or if the Wall Street Journal is not published on the fifteenth day of the month then the next publication day thereafter) plus six percent (6%). Commencing on February 1, 2015 and continuing on the first business day of each successive month thereafter, the Company shall pay to the landlord, (a) accrued interest at the Note Rate based upon the principal outstanding during the Interest Accrual Period, and (b) any other amounts due under the Loan Documents. The Company shall have the option of capitalizing the interest hereunder by adding it to the principal balance each month and paying it on the Maturity Date. Principal payments under a Working Capital Loan shall be due on the first day of the month following receipt by the landlord of the Company’s consolidated quarterly financial statements, if the Fixed Charge Coverage Ratio for the trailing twelve month period of operation ending on the last day of such quarter is at least
1.00 to 1.00, in an amount equal to 75% of the amount by which the numerator of such ratio exceeds the denominator of such ratio. In addition, a principal payment of $10,000,000 shall be due and payable on December 31, 2019 and after that date the maximum principal amount of the Loan and any further draws shall be limited to the remaining $5,000,000 of the loan and may be used only for working capital or as otherwise approved by the landlord. Outstanding advances at December 31, 2017 and 2016 under this agreement totaled $616,476 and $4,742,645, respectively.

NOTE G - NOTES PAYABLE

The following are the amounts outstanding as of December 31:

	2017	2016
A note payable to a financing company, monthly payments of
$956, including interest imputed at 0.62%, all outstanding principal
and interest due August 1, 2018, secured by a vehicle.	$16,927	$27,316

A note payable to a financing company, monthly payments of
$1,116, including interest imputed at 10.8%, all outstanding principal and interest due November 1, 2018, secured by
a vehicle.	12,041	23,458
Notes payable to a financing company, monthly payments of
$3,058, including interest at 5.7%, all outstanding principal and
interest due February 19, 2019, secured by vehicles.	42,635	75,940

Notes payable to a bank, monthly payments of $7,327, including interest at 3.25%, all outstanding principal and accrued interest due
November 15, 2019, secured by vehicles.	—	244,007

A note payable to a bank, monthly payments of $1,226, including interest at 3.8%, all outstanding principal and interest due
April 30, 2020, secured by a vehicle.	32,806	46,000

A note payable to a bank, monthly payments of $929, including interest at 4.65%, all outstanding principal and interest due
February 12, 2021, secured by a vehicle.	32,766	42,153

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2017 and 2016

NOTE G - NOTES PAYABLE (Continued)

	2017	2016
A note payable to a bank, monthly payments of $438, including interest at 4.65%, all outstanding principal and accrued interest due February 12, 2021, secured by a vehicle.	$15,443	$19,867

An unsecured note payable to a related party, interest to accrue at the One Month LIBOR Index Rate plus 1% per annum, all outstanding principal and accrued interest due January 31, 2020.	675,000	—

A note payable to a financing company, monthly payments of $10,888, including interest at 4.51%, all outstanding principal and interest due October 30, 2021, secured by vehicles.	460,198	—

An unsecured note payable to the LLC members, monthly payment of interest only at 8%, all outstanding principal and interest due January 31, 2018.	—	675,000

An unsecured note payable to the LLC members; all outstanding principal plus interest at LIBOR plus 2% due January 4, 2017.	—	3,320,000
Total	1,287,816	4,473,741
Less amounts due within one year	(204,644)	(3,484,241)
Long-term notes payable	$1,083,172	$989,500

Future minimum payments under long-term notes payable as of December 31, 2017 are:

Year Ending
December 31	Amount
2018	$204,644
2019	154,189
2020	818,557
2021	110,426
2022	—
Thereafter	—
Total	$1,287,816

The Company is a co-borrower on the $460,198 note payable that is due October 30, 2021. The other borrowers are individually named subsidiaries of Senior Living Communities, LLC; Wellmore of Daniel Island, LLC whose member is WDI Parent, LLC, which has members in common with Senior Living Communities, LLC; Wellmore of Lexington, LLC, whose member is Wellmore, LLC, which has members in common with Senior Living Communities, LLC; and Stratford Retirement, LLC, which has members in common with Senior Living Communities, LLC. The total outstanding balance at December 31, 2017 and 2016, as recorded by all borrowers is $659,120 and $0, respectively. Each borrower has recorded its share of the loan balance based on its proportionate share of the cost of the vehicles that secure the loan. No borrower expects to incur any additional payments on behalf of any of the co-borrowers.

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2017 and 2016

NOTE H - REFUNDABLE OCCUPANCY FEES

Senior Living Communities, LLC and its subsidiaries recognize a long-term liability for the refundable portions of occupancy fees received from residents. Under the terms of the occupancy agreements and the master lease with the landlord, the refunds are to be made from occupancy fees collected from replacement residents.

The Company offers three forms of Occupancy Agreement: The “90% Minimum Refund Plan,” the “60% Minimum Refund Plan,” and the “Endowment Plan.” In the past, the Company also offered a “100% Minimum Refund Plan” which has been discontinued. The “100% Minimum Refund Plan” and the “90% Minimum Refund Plan” Occupancy Agreements provide for repayment to the resident 100% or 90% of the original occupancy fee paid by the resident, respectively, regardless of when the resident subsequently moves out of the home. The “60% Minimum Refund Plan” Occupancy Agreements provide for repayment to the resident 90%, 80%, or 70% of the original occupancy fee paid by the resident if the resident moves out of the home in the 1st, 2nd or 3rd year, respectively, after becoming a resident. In the 4th year or thereafter, the resident is entitled to a 60% refund of the occupancy fee paid. The “Endowment Plan” Occupancy Agreements provide for repayment to the resident of 90% of the original occupancy fee paid by the resident if the resident moves out of the home within the first six months of becoming a resident. After six months, the refundable portion is reduced each month by 2% of the total occupancy fee paid by the resident until the refundable portion is reduced to zero. For all of these plans, the refund is payable upon the earlier of securing a substitute resident who pays to the Company the then applicable occupancy fee or five years from the date the resident moves out.

The community operated by Evergreen Woods Retirement, LLC also offers two additional forms of Occupancy Agreements: a “Traditional Plan” agreement or a “Tailored Plan” agreement. The “Traditional Plan” agreements provide for a refund of 70% of the occupancy fee paid by the resident, regardless of when the resident moves out. The “Tailored Plan” agreements provide for a repayment to the resident of 90% less 2% per month for each calendar month or fraction of a month from the date the resident paid the occupancy fee until the resident moves out. After forty-five months the refundable portion is reduced to zero. The refund obligation is usually due thirty days after a substitute resident has paid the Company the applicable occupancy fee. However, some of these occupancy agreements provide for the refund to be paid one year, eighteen months, or three years after the resident has moved out, even if the unit has not been reoccupied.

Some of the residents of the community operated by Cascades Retirement, LLC were residents prior to the acquisition by Senior Living Communities, LLC in 2010. The occupancy agreements with these residents provide for a refund of 90% of the occupancy fee received from the substitute resident.

Certain refund obligations are secured by mortgages from the landlord.

NOTE I - DEFERRED REVENUES

A portion of the occupancy fee received from residents represents payment for future services and therefore is non-refundable. The non-refundable portion is recorded as deferred revenue and recognized as earned revenue over a period of five years from the resident’s move-in date, which approximates the average residency of the communities’ residents in independent living. Periodically, the Company re-evaluates the appropriate revenue recognition period for income earned from these contracts. Total deferred revenue to be recognized under existing occupancy fee contracts as of December 31, 2017 and 2016 is $17,565,660 and $13,715,515, respectively. The amount scheduled to be recognized in 2018 is $10,574,089.

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2017 and 2016

NOTE J - LIABILITY INSURANCE

The Company maintains general liability and professional liability insurance policies with coverage and deductibles it believes are appropriate based on the nature of its business and its historical experience. The policies provide coverage on an occurrence basis and are subject to certain deductibles. The Company routinely reviews the adequacy of its insurance coverage and its accruals for any losses not covered by insurance.

The Company is the subject of certain lawsuits occurring in the normal course of business. Management, after consultation with legal counsel, does not believe that the outcome of these actions will have material impact on the financial statements of the Company. However, it is possible that an adverse outcome from such proceedings could exceed the amounts accrued in any particular reporting period.

NOTE K - OPERATING LEASES

The master lease agreement as modified by the First Amendment to Master Lease and Second Amendment to Lease dated August 24, 2017, between Senior Living Communities, LLC and its subsidiaries and National Health Investors, Inc. is set to expire on December 31, 2029. It includes an option to renew for two additional five-year terms. The following is a consolidated schedule of future minimum base rental payments for the facilities over the next five years and in total:

Year Ending
December 31	Amount
2018	$40,636,713
2019	42,171,690
2020	43,436,841
2021	44,739,946
2022	46,082,144
Thereafter	363,695,773
Total	$580,763,107

Senior Living Communities, LLC and its subsidiaries lease various types of equipment with terms ranging from month-to-month to four years. The following is a consolidated schedule of future minimum base rental payments under these leases over the next five years and in total:

Year Ending
December 31	Amount
2018	$105,868
2019	44,112
2020	—
2021	—
2022	—
Thereafter
Total	$149,980

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2017 and 2016

NOTE L - 401(k) PROFIT SHARING PLAN

The Company has established a 401(k) profit sharing plan for the benefit of its eligible employees and the eligible employees of its subsidiaries and related companies. Employees who are 21 years of age or older are immediately eligible to participate in the plan and are eligible for matching contributions. Employees become fully vested in the employer contributions to the plan after one year of service. The Company’s matching contribution to the plan is discretionary. Currently, the Company’s matching contribution equals 20% of up to 5% of compensation. Consolidated employer matching contributions for the years ended December 31, 2017, 2016, and 2015 were $250,395; $214,751 and $173,492, respectively.

NOTE M - RELATED PARTY TRANSACTIONS

The Company participated in several transactions with individuals, corporations and other limited liability companies considered related due to common ownership and/or control. These entities include the following:

Related Party.	How Related
Donald O. Thompson, Jr. and
Brenda U. Thompson	Senior Living Communities, LLC members

David Jackson, Jr.	Senior Living Communities, LLC member through December 31, 2014

Maxwell Group, Inc.	Owned and controlled by Donald O. Thompson, Jr.

Live Long Well Care, LLC	David Jackson, Jr. LLC member through December 31, 2014
Donald O. Thompson, Jr. and Brenda U. Thompson - LLC members

Stratford Retirement, LLC	Donald O. Thompson, Jr. and Brenda U. Thompson - LLC members

Wellmore, LLC	Donald O. Thompson, Jr. and Brenda U. Thompson - LLC members

WDI Parent, LLC	Donald O. Thompson, Jr. and Brenda U. Thompson - LLC members

Wellmore of Tega Cay, LLC	Subsidiary of Wellmore, LLC

Wellmore of Lexington, LLC	Subsidiary of Wellmore, LLC

Wellmore of Daniel Island, LLC	Subsidiary of WDI Parent, LLC

Senior Living Communities, LLC maintains an escrow account for use by its subsidiaries for the acceptance of certain deposits from prospective new residents and to hold funds designated for refunds currently owed to former residents of the communities. In its capacity as the parent company, Senior Living Communities, LLC pays various expenses on behalf of its subsidiaries, principally rent, property taxes, and insurance. It also receives the cash advances from the landlord’s construction loans and makes the payments against the construction line of credit. The subsidiaries also engage in certain intercompany advances and expense allocations.

Stratford Retirement, LLC; Wellmore of Daniel Island, LLC; Wellmore of Lexington, LLC and Wellmore of Tega Cay, LLC also share certain expenses with Senior Living Communities, LLC throughout the year.

Maxwell Group, Inc. provides the subsidiaries of Senior Living Communities, LLC with management, employee recruitment, accounting, advertising and creative services throughout the year.

Live Long Well Care, LLC, an affiliated company established to provide home health services to the residents of the retirement communities operated by Senior Living Communities, LLC, and the subsidiaries of Senior Living Communities, LLC provide labor on a contract basis to each other to provide services to residents of the communities. They also share certain expenses throughout the year.

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2017 and 2016

NOTE M - RELATED PARTY TRANSACTIONS (Continued)

Transactions and outstanding balances with LLC members during the years ended December 31, 2017, 2016 and 2015 included the following:

	2017	2016	2015
Interest paid to Mr. and Mrs. Thompson	$30,080	$54,000	$43,606

Note principal payments paid to Mr. and Mrs. Thompson	3,995,000	—	—

Notes payable at December 31 to Mr. and Mrs. Thompson	—	3,995,000	675,000

Transactions and outstanding balances with other related parties during the years ended December 31, 2017, 2016 and 2015 included the following:

	2017	2016	2015
Long-term portion of distribution payable at December 31
to Mr. Jackson, due upon refund of Lease Deposit	$3,333,333	$3,333,333	$3,333,333

Note payable to Maxwell Group, Inc.	675,000	—	—

Management fees paid to Maxwell Group, Inc.	10,318,307	9,125,187	8,247,505

Reimbursements of labor and shared expenses paid by
Live Long Well Care, LLC	3,655,637	3,497,818	3,005,782

Reimbursement of shared expenses received from
Stratford Retirement, LLC	1,327,028	1,149,108	1,222,080

Reimbursement of shared expenses received from
Wellmore of Daniel Island, LLC	1,232,681	110,362	25,781

Reimbursement of shared expenses received from
Wellmore of Lexington, LLC	2,262,492	835,499	197,867

Reimbursement of shared expenses received from
Wellmore of Tega Cay, LLC	1,657,090	682,753	989,670

The following amounts were loaned to and repaid by various related parties within the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
Loan to the Company by Maxwell Group, Inc.	$240,496	$1,000,000	$—

Loan by the Company to Wellmore of Daniel
Island, LLC	618,615	200,000	—

Loan by the Company to Wellmore of
Lexington, LLC	135,900	257,548	—

Loan by the Company to Stratford Retirement, LLC	66,526	—	—

Senior Living Communities, LLC and Subsidiaries
Notes to Consolidated Financial Statements (Continued)
December 31, 2017 and 2016

NOTE N - EVERGREEN WOODS RETIREMENT, LLC

Evergreen Woods Retirement, LLC, a subsidiary of Senior Living Communities, LLC, was organized under the laws of Connecticut on July 27, 2016. On November 8, 2016, Evergreen Woods Retirement, LLC entered into an asset purchase agreement with Shoreline Lifecare, LLC to purchase substantially all of the assets of a continuing care retirement community known as Evergreen Woods Retirement, located in North Branford, Connecticut. Evergreen Woods Retirement, LLC also acquired certain accounts receivable, all inventories of the seller, all licensing that could be transferred, and specific deposits and prepaid expenses that existed as of the closing date. These assets totaled $576,346. Evergreen Woods Retirement, LLC also accepted responsibility for certain accounts payable and other accrued expenses, refundable occupancy fees and occupancy fee deposits that existed as of the closing date. Total liabilities assumed were $55,689,763. Cash paid by the Company was $976,023. At December 31, 2016, goodwill from this transaction was approximately $56,089,440.

Evergreen Woods Retirement, LLC is the Company’s first community to be located in Connecticut.

NOTE O - SUBSEQUENT EVENTS

The Company evaluated transactions occurring after December 31, 2017 in accordance with ASC 855 - Subsequent Events through February 19, 2018, which is the date the financial statements were available for issuance. Based on this evaluation, no disclosures or adjustments were made to the financial statements.